

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2024

Dilip Shanghvi
Chairman of the Board of Directors
Taro Pharmaceutical Industries Ltd.
14 Hakitor Street
Haifa Bay 2624761, Israel

> **Re: Taro Pharmaceutical Industries Ltd.**
> **Schedule 13E-3/A Filed March 11, 2024**
> **File No. 005-49231**

Dear Dilip Shanghvi:

We have reviewed your filing and have the following comment.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. All defined terms used here have the same meaning as in your filing, unless otherwise indicated.

Schedule 13E-3/A Filed March 11, 2024

Summary Financial Information, page 70

1. We reissue in part prior comment 14 in our letter dated February 28, 2024. We note that a Form 6-K was filed on January 26, 2024 containing the unaudited financial results for the nine months ended December 31, 2023. Please revise this section to include the summarized financial information required by Item 1010(c) of Regulation M-A for the interim period specified in Item 1010(a)(2) of Regulation M-A. Refer to Item 13 of Schedule 13E-3, Question I.H.9 in the Division of Corporation Finance's "Third Supplement to the Manual of Publicly Available Telephone Interpretations" (July 2001), and Section 14410.2 of the Division of Corporation Finance's Financial Reporting Manuel.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at 202-551-3263.

Dilip Shanghvi
Taro Pharmaceutical Industries Ltd.
March 15, 2024
Page 2

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions